JPMorgan Chase & Co.
383 Madison Avenue
New York, New York 10179

February 16, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in the Annual Report on Form 10-K under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that JPMorgan Chase & Co. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on February 16, 2024.

Sincerely,

JPMorgan Chase & Co.

By: /s/ John H. Tribolati
John H. Tribolati
Corporate Secretary